UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

BURGER KING HOLDINGS, INC.
(Name of Subject Company (Issuer))

BLUE ACQUISITION HOLDING CORPORATION
BLUE ACQUISITION SUB, INC.
(Name of Filing Persons (Offeror))

3G SPECIAL SITUATIONS FUND II, L.P.
(Name of Filing Persons — (Other Person(s))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

121208201
(CUSIP Number of Class of Securities)

Eric Hirschhorn, Esq.
Blue Acquisition Holding Corporation
c/o 3G Capital, Inc.
600 Third Avenue 37th Floor
New York, New York 10016
(212) 893-6727
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Stephen Fraidin, Esq.
William B. Sorabella, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,308,631,968.45	$235,905.46

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 136,465,856 shares of common stock, par value $0.01 per share, at $24.00 per share. The transaction value also includes the aggregate offer price for 3,234,722 shares issuable pursuant to outstanding options with an exercise price less than $24.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $24.00 minus such exercise price.

**	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$235,905.46	Filing Party:	Blue Acquisition Holding Corporation
Form or Registration No.:	Schedule TO	Date Filed:	September 16, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended, “Schedule TO”) relating to the tender offer by Blue Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Blue Acquisition Holding Corporation, a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.01 per share (“Shares”), of Burger King Holdings, Inc., a Delaware corporation (“Burger King”), at a price of $24.00 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated September 16, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below.

(1) The first paragraph in the subsection titled “Antitrust Compliance” in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and supplemented to include the following new sentence at the end of such paragraph:

Early termination of the waiting period for the Offer and the Merger was granted effective September 24, 2010.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(J)	Joint Press Release issued by Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. on September 29, 2010.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2010

BLUE ACQUISITION SUB, INC.

By:	/s/ Daniel Schwartz
Name:     Daniel Schwartz

Title:	Vice President and Secretary

BLUE ACQUISITION HOLDING CORPORATION

By:	/s/ Daniel Schwartz
Name:     Daniel Schwartz

Title:	Vice President and Secretary

3G SPECIAL SITUATIONS FUND II, L.P.

By:	/s/ Daniel Schwartz
Name:     Daniel Schwartz

Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 16, 2010.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Joint Press Release issued by Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. on September 2, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 2, 2010).*
(a)(1)(G)	Press Release issued by 3G Capital on September 9, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Blue Acquisition Holding Corporation and Blue Acquisition Sub, Inc. with the Securities and Exchange Commission on September 9, 2010).*
(a)(1)(H)	Summary Advertisement as published in the New York Times on September 16, 2010.*
(a)(1)(I)	Joint Press Release issued by Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. on September 16, 2010.*
(a)(1)(J)	Joint Press Release issued by Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. on September 29, 2010.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of September 2, 2010, by and among Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 3, 2010).*
(d)(2)	Non-Disclosure and Standstill Agreement, dated as of April 26, 2010, between 3G Capital Partners Ltd. and Burger King Holdings, Inc. (incorporated by reference to Exhibit (e)(4) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 16, 2010).*
(d)(3)	Limited Guaranty, dated as of September 2, 2010, delivered by 3G Special Situations Fund II, L.P. in favor of Burger King Holdings, Inc.*
(d)(4)	Equity Commitment Letter, dated as of September 2, 2010, from 3G Special Situations Fund II, L.P. to Blue Acquisition Holding Corporation.*
(d)(5)	Debt Commitment Letter, dated as of September 2, 2010, from JPMorgan Chase Bank, N.A., JPMorgan Securities LLC and Barclays Bank PLC to Blue Acquisition Sub, Inc.*
(d)(6)	Stockholder Tender Agreement, dated as of September 2, 2010, by and between Burger King Holdings, Inc. and certain private equity funds controlled by Bain Capital Partners (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 3, 2010).*
(d)(7)	Stockholder Tender Agreement, dated as of September 2, 2010, by and between Burger King Holdings, Inc. and certain private equity funds controlled by the Goldman Sachs Funds (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 3, 2010).*
(d)(8)	Stockholder Tender Agreement, dated as of September 2, 2010, by and between Burger King Holdings, Inc. and certain private equity funds controlled by TPG Capital (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 3, 2010).*
(g)	None.
(h)	None.

* Previously filed.

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